ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF NOVEMBER 28, 2019

DATE, TIME AND PLACE: On November 28, 2019, at 1 p.m., at Av. Brigadeiro Faria Lima,

3500, 4º andar, in São Paulo, State of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members.

RESOLUTIONS UNANIMOUSLY MADE:

Approved at the General Stockholders’ Meeting and on the grounds of sub item 6.8, X of the

Company’s Bylaws:

a) to declare interest on capital, in the amount of R$0.037560 per share, to be paid to

Stockholders up to April 30, 2020, with a 15% withholding income tax, which will result in net interest of R$0.031926 per share, with the exception of any corporate stockholders proven not subject to or exempt from such withholding; and

b) that the credit corresponding to such interest will be recorded in the Company’s books on

December 19, 2019, individually for each stockholder, based on the final stockholding position of December 12, 2019.

CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary of the Board, drafted these minutes and after they were read and approved by all, they were signed by those attending the meeting. São Paulo (SP), November 28, 2019. (undersigned) (aa) Pedro

Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João

Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and

Ricardo Villela Marino – Members.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations